EXHIBIT 99.1

Endeavour Silver Updates 2019 Mineral Reserve and Resource Estimates

VANCOUVER, British Columbia, Jan. 29, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports updated Mineral Reserve and Resource Estimates for its three operating silver-gold mines in Mexico, Guanacevi in Durango state, Bolanitos in Guanajuato state and El Compas in Zacatecas state and two key exploration and development projects, Terronera in Jalisco state and Parral in Chihuahua state.

2019 Mineral Reserve and Resource Highlights (Compared to December 31, 2018)

  Silver Proven and Probable Mineral Reserves decreased 7% to 43.9 million ounces (oz)
  Gold Proven and Probable Mineral Reserves remained unchanged at 477,000 oz
  Silver equivalent Proven and Probable Mineral Reserves of 82.0 million oz (80:1 silver:gold ratio)
  Silver Measured and Indicated Mineral Resources increased 6% to 29.0 million oz
  Gold Measured and Indicated Mineral Resources decreased 22% to 226,500 oz
  Silver equivalent Measured and Indicated Mineral Resources of 47.1 million oz
  Silver Inferred Mineral Resources increased 4% to 60.7 million oz
  Gold Inferred Mineral Resources decreased 11% to 287,000 oz
  Silver equivalent Inferred Mineral Resources of 83.7 million oz

Bradford Cooke, CEO of Endeavour, stated, “Our exploration programs were successful last year in outlining new brownfields discoveries at three of our mines and projects in Mexico.  We expanded the measured and indicated resources at Guanacevi and Parral and increased inferred resources at Guanacevi, Bolanitos and Parral.  Our reserves declined at Guanacevi but increased at Bolanitos and El Compas.”

“Resources increased significantly at Guanacevi due to our lease acquisition and successful exploration of the El Porvenir and El Curso properties, which adjoin two of our historic orebodies, Porvenir Norte and Porvenir Cuatro.  Bolanitos benefited from the delineation of the San Miguel discovery and Parral was our largest exploration expenditure in 2019 where we expanded the resources at the Sierra Plata and La Verde mines along the Veta Colorada vein system.”

“In 2020, we will again focus on replacing reserves at each mine as well as expanding resources at Parral and other greenfields projects.  At Terronera, we have turned our attention from resource expansion to mine development as it has the potential to become our largest and lowest cost mine.”

Mineral Reserve and Resource Discussion

Proven and Probable Mineral Reserves for silver decreased year on year by 7% to 43.9 million oz, while Proven and Probable Mineral Reserves for gold remained unchanged to 477,000 oz. On a silver equivalent basis, Mineral Reserves decreased 4% year on year to 82.0 million oz (at a silver to gold ratio of 80:1) due to depletion at each mine, offset by conversion of Resources to Reserves at Bolanitos and El Compas.

Measured and Indicated Mineral Resources for silver increased by 6% to 29.0 million oz and Measured and Indicated Mineral Resources for gold decreased by 22% to 226,500 oz gold. Silver equivalent Measured and Indicated Mineral Resources were down slightly to 47.1 million oz due mainly to reductions at Bolanitos, El Cubo and Compas offset by successful exploration at Guanacevi on the newly leased El Porvenir and El Curso properties, where silver equivalent ounces increased 22% year on year.

Inferred Mineral Resources for silver increased by 4% to 60.7 million oz due to the success of the 2019 drilling programs at Guanacevi and Parral.  Inferred Mineral Resources for gold decreased by 11% to 287,000 oz due to less exploration success at Bolanitos and El Compas.  Silver equivalent Inferred Mineral Resources were down slightly to 83.7 million oz.

Mineral Reserve and Resource Estimates at December 31, 2019(1-23)

Silver-Gold Reserves
	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag Eq oz	Compared to 2018
Guanaceví	155,000	276	0.70	1,374,000	3,500	1,654,000	143%
Bolañitos	39,000	68	2.56	86,000	3,300	350,000	(78%)
El Compas	42,000	64	3.65	87,000	5,000	487,000	(2%)
Total Proven	236,000	203	1.54	1,547,000	11,800	2,491,000	(35%)
Guanaceví	560,000	240	0.66	4,326,000	11,800	5,270,000	(30%)
Bolañitos	327,000	43	2.44	455,000	25,700	2,511,000	111%
El Compas	53,000	82	4.96	141,000	8,500	821,000	100%
Terronera	5,587,000	208	2.33	37,440,000	419,000	70,960,000	-
Total Probable	6,527,000	202	2.22	42,362,000	465,000	79,562,000	(2%)
Total P&P	6,763,000	202	2.19	43,909,000	476,800	82,053,000	(4%)

Silver-Gold Resources
	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag Eq oz	Compared to 2018
Guanaceví	78,000	377	0.64	947,000	1,600	1,075,000	168%
Bolañitos	33,000	124	1.89	131,000	2,000	291,000	(77%)
El Cubo	19,000	224	1.89	140,000	1,200	236,000	(70%)
El Compas	2,000	123	6.27	9,000	500	49,000	43%
Total Measured	132,000	287	1.23	1,227,000	5,300	1,651,000	(33%)
Guanaceví	1,062,000	331	0.85	11,305,000	29,100	13,633,000	22%
Bolañitos	502,000	160	1.95	2,588,000	31,400	5,100,000	(10%)
El Cubo	32,000	209	2.03	214,000	2,100	382,000	(83%)
El Compas	32,000	69	4.79	64,000	6,400	576,000	(49%)
Guadalupe y Calvo	1,861,000	119	2.38	7,120,000	142,400	18,512,000	-
Parral (new)	433,000	271	-	3,771,000	-	3,771,000	1461%
Total Indicated	3,922,000	199	1.68	25,062,000	211,400	41,974,000	7%
Total M&I	4,054,000	202	1.68	26,289,000	216,700	43,625,000	5%
	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag Eq oz	Compared to 2018
Guanaceví	778,000	406	0.99	10,155,000	24,900	12,147,000	26%
Bolañitos	832,000	113	2.31	3,031,000	61,700	7,967,000	5%
El Cubo	463,000	163	1.89	2,419,000	28,200	4,675,000	(47%)
El Compas	81,000	90	6.77	232,000	17,500	1,632,000	(52%)
Terronera	1,080,000	208	2.26	7,239,000	79,000	13,559,000	-
Guadalupe y Calvo	154,000	94	2.14	465,000	10,600	1,313,000	-
Parral (new)	3,160,000	324	0.21	32,930,000	21,800	34,674,000	9%
Total Inferred	6,548,000	269	1.16	56,471,000	243,700	75,967,000	0%

Silver-Lead-Zinc Resources
	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb%	Zn%	Ag Eq oz	Compared to 2018
Indicated
Guanacevi	363,000	208	0.26	2,420,500	3,100	0.78	1.32	2,668,500	-
Parral (Cometa)	180,000	55	1.17	300,000	6,800	3.20	3.30	844,000	(87%)
Total Indicated	543,000	156	0.57	2,720,500	9,900	1.58	1.98	3,512,500	(61%)
Inferred
Guanacevi	488,000	132	0.16	2,076,000	2,500	1.36	2.54	2,276,000	-
Parral (Cometa)	880,000	74	1.45	2,100,000	41,000	3.27	3.24	5,380,000	(4%)
Total Inferred	1,368,000	95	0.99	4,176,000	43,500	2.59	2.99	7,656,000	(3%)

Notes:

  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the Mineral Resources will be converted into Mineral Reserves.
  The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
  The Mineral Resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
  Mineral Resources are exclusive of and in addition to Mineral Reserves.
  Guanacevi Mineral Resource and Mineral Reserve cut-off grades are based on a 182 g/t silver equivalent for Santa Cruz Sur of Guanacevi, 340 g/t silver equivalent for the El Curso concession of Guanacevi and 218 g/t silver equivalent for Santa Cruz, North Porvenir and Milache of Guanaceví; Metallurgical recoveries were 83.3% silver and 84.5% gold for Guanaceví
  Bolañitos, Mineral Resource and Mineral Reserve cut-off grades are based on a 166 g/t silver equivalent for the Lucero ramp, 206 g/t for the La Luz ramp and 168 g/t for San Miguel of Bolanitos. Metallurgical recoveries were 71.9% silver and 89.0% gold for Bolañitos
  El Cubo Mineral Resource cut-off grades are based on a 196 g/t silver equivalent for Area II (that comprises Dolores Mine) of El Cubo and 238 g/t silver equivalent for Areas I&IV (that comprise Santa Cecilia and San Nicolas Mines) of El Cubo.
  El Compas Mineral Resource and Mineral Reserve cut-off grades are based on a 3.46 g/t gold equivalent. Metallurgical recoveries were 70.0% silver and 82.5% gold for El Compas
  Mineral Resource cut-off grades for Terronera was 150 g/t silver equivalent and the Mineral Reserve cut-off grades for Terronera and La Luz Deposits were 165 g/t and 222 g/t silver equivalent respectively. Metallurgical recoveries were 84.6% silver and 80.4% gold for Terronera
  Mineral Resource cut-off grades are based on a 150 g/t silver equivalent for Guadalupe y Calvo
  Mineral Resource cut-off grades at Parral vary: 130 g/t silver equivalent for most veins, 200 g/t silver for Sierra Plata, and US$55/t NSR for Cometa.
  Mining recoveries of 93% were applied for Guanaceví, Bolañitos and El Compas and 95% for Terronera for Mineral Reserve Estimate calculations. Minimum mining widths were 0.8 metres for Mineral Reserve Estimate calculations.
  Dilution factors for Mineral Reserve Estimate calculations averaged 35% for Guanaceví, 33.66% for Bolañitos and 36.2% for El Compas and 11% for Terronera. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 24% for cut and fill mining and 40% for long hole mining at Guanaceví and Bolañitos
  Silver equivalent grades and ounces are based on a 80:1 silver:gold ratio and calculated including only silver and gold.
  Probable Mineral Reserves for Terronera includes the Terronera and La Luz Deposits.
  Inferred Mineral Resources for Terronera includes the Terronera, La Luz and Real Alto Area.
  Indicated and Inferred Mineral Resources for "Parral (new)" includes the Colorada, Palmilla, San Patricio, and Sierra Plata areas.
  The La Colorada structure (Parral) does not contain gold on an economic scale.
  Price assumptions for Guanaceví, Bolañitos, El Compas and El Cubo are US$16.34/oz for silver, US$1,279/oz for gold, US$0.82/lb for lead and US$0.90/lb for zinc.
  Price assumptions for Terronera are US$17.50/oz for silver, US$1,275/oz for gold.
  Price assumptions for Parral are US$15/oz for silver, US$1,275/oz for gold.
  Figures in tables are rounded to reflect estimate precision; small differences generated by rounding are not material to the estimates.
  Effective November 31, 2019, Endeavour Silver announced suspension of operations at the El Cubo Mine, while Management evaluates other alternatives including final closure. 2018 Reserve subtotals and totals include El Cubo for comparative purposes.

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved this news release and the technical information contained in these Mineral Reserve and Resource Estimates. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

The Mineral Reserve Estimate for Terronera in the technical report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico” effective February 12, 2019 and signed April 30, 2019 were undertaken by Independent Qualified Persons Eugene Puritch, P.Eng., FEC, CET, Yungang Wu, P.Geo., David Burga, P.Geo., D. Gregory Robinson, P.Eng., Peter J Smith P. Eng, Eugenio Iasillo P.E., Humberto Preciado P.E., and Benjamin Peacock, P. Eng.

The Parral Mineral Resources disclosed in this press release have been estimated by Mr. Jose Texidor Carlsson, P.Geo., an employee of Roscoe Postle Associates (RPA) and independent of Endeavour. By virtue of his education and relevant experience, Mr. Texidor Carlsson is a “Qualified Person” for the purpose of National Instrument 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May, 2014). Mr. Texidor Carlsson, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed Parral Mineral Resource estimates.

Release of 2019 Financial Results and Conference Call

The 2019 Fourth Quarter and year-end consolidated financial results will be released before market on Monday, February 24, 2020 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 4069#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s reserves and resources and its anticipated performance in 2020, Mineral Resource and Reserve Estimates, and the timing and results of various future activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; the reliability of Mineral Resource and Reserve Estimates risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of Mineral Resource and Reserve Estimates, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.